

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

August 31, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

Re: Skillstorm Online Learning, Inc.
Form 1-A, Amendment 5 filed July 20, 2007
File No.: 24-10158

Dear Mr. Innes:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. We note your response to prior comments one and two and the revised disclosure regarding the use of proceeds in the event you receive subscriptions for less than 25%. It appears that the fourth row in table 9(a) refers to the repayment of the note due to Pegasus. If so, please revise to replace the reference to "Consulting Services (Pegasus Advisory Services)" with "Repayment of $200,000 note to Pegasus," or something similar, and clearly indicate, if true, that Pegasus will not be able to convert "into" the offering unless you receive subscriptions for $900,000, the maximum.

2. Also, please revise the discussion of the uses of proceeds below $202,500 (25%) to clarify the priorities for payment of $20,900 owed to Ted Williams, payment of $25,000

or more owed to Colin Innes, payments to the company's landlord "who will accept payment from the proceeds of this 'Offering'" and any other uses in addition to "product and web development areas … commissions, marketing, sales, regulatory and professional services," etc. For example, if you receive significantly less than $200,000, would payments to Mr. Williams, Mr. Innes or the landlord take priority over "payables," "office," "professional services" or other items? Please revise accordingly.

3. In the "Future Releases" section of your website you have stated: "The U17 and U19 FC Bayern Munich Training Programs will be completed in late spring of 2007." However, page 12 of the offering circular indicates they are not yet completed. Please reconcile the statements.

Part I

Item 1(d), page 4

4. We have noted your response that the most recent report from the company's transfer agent shows Cambridge as holding 3,000,000 shares even though it has "transferred" 793,750 shares to Mr. Careaga. Please clarify in your response letter when the report will be changed and what amount it will show as being owned by Cambridge when it is changed, assuming there are no further transfers.

Part II

Cover Page of the Offering Circular

5. We reissue prior comment number three of our letter dated June 22, 2007.

Item 3

Business and Properties, page 7

6. We have reviewed your response to prior comment number seven in our letter dated June 22, 2007. However, under Item 3(b), in the last paragraph on page 9, it is necessary to:

- state who paid to Bayerne the 100.000 Deutschmarks and the approximate date of payment,

- disclose whether or not royalty payments from you to Bayerne have been made or have accrued, along with amounts and dates,

- clarify that the agreement requires continuing payment of the 50% royalty and that the agreement has no termination date, and

- discuss the royalty payment in risk factors 12 and 25.

7. Please reconcile the disclosure in the first bullet below with the quotation from the 1998 agreement in the second bullet below. Please note that, in the first bullet the year given for the payment implies that you are referencing the 1998 agreement:

    - the disclosure under Item 3(b), in the last paragraph on page 9 states: "Under the Bayerne Munich Agreement, Bayerne Munich received 100,000 Deutschmarks in 1998 ($70,421 US Dollars) and was to receive a royalty equal to 50% of the subscription fees, minus all costs of sales, collected by Skillstorm from subscribers of the Online Soccer Program (our emphasis)."

    - the 1998 agreement that you have filed as exhibit 6(d) to the offering statement states: "Intersport Acceleration will pay to Bayerne Munich a royalty of 10.00 DM per program sold."

8. In the second full paragraph on page 11, please disclose whether there are accrued payments due to the coaches.

Strategic Relationship Strategy, page 17

9. We reissue prior comment number 10 of our letter dated June 22, 2007:

    Briefly describe in this section the consideration, term, services rendered or to be rendered, and other principal terms for each of the coaches Skillstorm is using in post production work. Similarly provide disclosure of the principal terms of the 1997 contract between Intersports and Lausitzer Sportschule.

    We note that you have stated in the second paragraph of this section that you intend to amend the agreement between Lausitzer and Intersports, and that the amended agreement will be similar to your agreement with Bayerne. Please disclose whether or not it is your intention to include, as you have done in the agreement with Bayerne, a royalty equal to 50% of the subscription fees, minus all costs of sales. If true, clarify that the prior royalty amount of 5 DM for every training program sold will be changed in the amended agreement. Also, disclose whether it is your intention to duplicate Bayerne's terms of termination, and, if yes, disclose the terms.

Target Market Strategy, page 18

10. Please disclose in this section the principal terms of your strategic alliance with CMSA. Also, file the agreement as an exhibit to this offering statement.

11. Please disclose in this section the terms of the Confirmation of Order with CMSA.

12. We reissue prior comment number 11, with the exception of the third sentence. The amended comment now reads:

> Describe the product you wish to sell to ASA, including whether or not it is commercially available. Also, disclose the status of the negotiations. Also, state the approximate number of sales, e.g., to coaches, that would be involved if you deliver your product to all 89,000 players.

13. Clarify in this section whether or not a single subscription provides access to more than one product. For example, explain whether one subscription provides access to U-11, U-13 and U-15.

14. Under Item 3(h), please disclose the number of confidentiality agreements and other contractual arrangements with others you have to protect your proprietary rights. Also, disclose this information in risk factor 12.

Item 4, page 23

15. Under Item 4(a) in each block of the table that states that the company "[n]eeds to be fully operational in order to become profitable," please repeat that you may be "fully operational without being profitable."

Use of Proceeds, page 27

Item 9, page 27

16. Please discuss in your letter of response to these comments what monies you will use to pay to Pegasus the $200,000 if you have not raised the maximum offered in the offering statement by December 1, 2008. Discuss whether you will delay other uses now listed in the first three columns of the table on page 28 until you are certain that you will have the total amount owed to Pegasus on the date the Note is due. If yes, the staff is of the opinion that each of the first three columns of the table on page 28 should reflect the amount of monies from the lesser amounts raised that could go to Pegasus.

17. Please revise the following quotation from Item 9 at the top of page 29, which section you have added with the filing of this Amendment 5. In making your revisions please note that the issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed:

> The allocation of the proceeds shown in the table in this Question 9(a) is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions, as well as the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may reallocate use portions of the proceeds for other purposes, in its sole discretion.

Exhibits

18. Please ensure that you file all exhibits which Part III, Item 2 of Form 1-A requires, including, but not necessarily limited to, the September and November 2006 notes to Pegasus.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
     Fax: 206-262-9545